EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

	Nine Months Ended September 30		Year Ended December 31
	2006	2005	2005	2004	2003	2002	2001
Income from continuing operations	$3,514	$3,934	$5,040	$2,406	$1,559	$1,167	$1,172
Add:
Minority interest(a)	95	44	73	75	62	77	143
Adjusted income from equity investments(b)	(40)	(41)	(50)	(6)	69	308	89
	3,569	3,937	5,063	2,475	1,690	1,552	1,404
Add:
Provision (credit) for taxes on income (other than foreign oil and gas taxes)	1,355	307	705	976	658	(49)	164
Interest and debt expense(c)	207	239	300	266	335	310	412
Portion of lease rentals representative of the interest factor	30	26	47	40	8	6	7
	1,592	572	1,052	1,282	1,001	267	583
Earnings before fixed charges	$5,161	$4,509	$6,115	$3,757	$2,691	$1,819	$1,987
Fixed charges
Interest and debt expense including capitalized interest(c)	$245	$257	$326	$281	$341	$321	$417
Portion of lease rentals representative of the interest factor	30	26	47	40	8	6	7
Total fixed charges	$275	$283	$373	$321	$349	$327	$424
Ratio of earnings to fixed charges	18.77	15.93	16.39	11.70	7.71	5.56	4.69
(a)	Represents minority interests in net income of majority-owned subsidiaries and partnerships having fixed charges.
(b)	Represents income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.
(c)	Includes proportionate share of interest and debt expense of 50-percent-owned equity investments.